An addition to your Banksy? Inbox ×

M

Nick Fairley, Masterworks <nfairley@investors.masterworks.com>
to me

Hi Sam,

We thought our Banksy investors might be interested in our latest featuring Alighiero Boetti.

This piece, like the Banksy you invested in, is made with non-traditional materials (this one is a tapestry, your Banksy is graffiti on wood panels) and it also features some hidden meanings, since Boetti encoded secret messages within the piece.

Boetti is our only textile artist, and he dominates that market segment. According to ArtTactic, he accounted for **72% of all textile art sales between 2015 and 2023**.

He also beats Banksy in a few key metrics:

- **100% Track Record**: Boetti's tapestries have historically appreciated **every single time** they've returned to auction. 33 repeat sales, across 25 years of auction history ('99-'24). (Don't worry though, Banksy's have still appreciated 96% of the time!)
- **A Top Sharpe Ratio**: Boetti's Sharpe Ratio is 1.46 ('99-'24), among the top five of any artist in our collection and higher than Banksy's 1.39 ('06-'22).

Check out Boetti here, or view the offering circular below to see if it is the right fit for you.

Thanks,

Nick Fairley
—

Investment Adviser
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281